SRK Consulting (UK) Limited
5th Floor Churchill House
17 Churchill Way
City and County of Cardiff
CF10 2HH, Wales
United Kingdom
E-mail:      enquiries@srk.co.uk
URL:      www.srk.co.uk
Tel:      + 44 (0) 2920 348 150
Fax: + 44 (0) 2920 348 199

CONSENT OF QUALIFIED PERSON

TO:	Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Saskatchewan Financial Services Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador

AND TO:	Banro Corporation

RE:

Technical report of SRK Consulting (UK) Limited prepared for Twangiza Mining SA (a subsidiary of Banro Corporation) dated July 29, 2015 and entitled "NI 43- 101 Technical Report, Mineral Resource and Reserve Update, December 31, 2014, Twangiza Gold Mine, Democratic Republic of the Congo" (the " Technical Report")

I, David Pattinson, hereby consent to the public filing of the Technical Report by way of SEDAR and EDGAR by Banro Corporation. I also confirm that I have read the press release of Banro Corporation dated July 29, 2015 and such press release fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

DATED the 29th day of July, 2015.

David Pattinson

Registered Address: 21 Gold Tops, City and County of Newport, NP20 4PG, Wales, United Kingdom. SRK Consulting (UK) Limited Reg No 01575403 (England and Wales)	Group Offices: Africa Asia Australia Europe North America South America